Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this Current Report on Form 6-K. Our unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our unaudited financial statements and the financial information included in this Current Report on Form 6-K reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the sections entitled “Business,” “Risk Factors” and elsewhere in this Current Report on Form 6-K. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this Current Report on Form 6-K. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new Information, future events or otherwise. See “Special Note Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context requires otherwise, “we,” “us” or the “Company” in this Current Report on Form 6-K are to China SXT Pharmaceuticals, Inc., its subsidiaries and its affiliated entities in the context of describing our business, operations and consolidated financial information.

Overview

We are an offshore holding company incorporated in British Virgin Islands, conducting all of our business through our subsidiaries and variable interest entity, Jiangsu Taizhou Suxantang Pharmaceutical Co., Ltd. (“Taizhou Suxuantang” or the “VIE”) in China. Neither we nor our subsidiaries own any share in Taizhou Suxuantang. Instead, we control and receive the economic benefits of Taizhou Suxuantang’s business operation through a series of contractual arrangements, also known as VIE Agreements. The VIE Agreements by and among our wholly-owned subsidiary, Taizhou Suxantang Biotechnology Co. Ltd. (the “WFOE”), Taizhou Suxuantang, and Taizhou Suxuantang’s shareholders include (i) certain power of attorney agreements and equity interest pledge agreement, which provide WFOE effective control over Taizhou Suxuantang; (ii) an exclusive technical consulting and service agreement which allows WFOE to receive substantially all of the economic benefits from Taizhou Suxuantang; and (iii) certain exclusive equity interest purchase agreements which provide WFOE with an exclusive option to purchase all or part of the equity interests in and/or assets of Taizhou Suxuantang when and to the extent permitted by PRC laws. Through the VIE Agreements among WFOE, Taizhou Suxuantang and Taizhou Suxuantang’s shareholders, we are regarded as the primary beneficiary of Taizhou Suxuantang for accounting purpose, and, therefore, we are able to consolidate the financial results of Taizhou Suxuantang in our consolidated financial statements in accordance with U.S. GAAP. However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as the investors will not and may never directly hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Because we do not directly hold equity interests in the VIE, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of the oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty on any future actions taken by the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and our value of Ordinary Shares may depreciate significantly or become worthless.

Our VIE Agreements may not be effective in providing control over Taizhou Suxuantang. We may also subject to sanctions imposed by the PRC regulatory agencies, including but not limited to, Chinese Securities Regulatory Commission, (“CSRC”), if we fail to comply with their rules and regulations.

We rely principally on dividends and other distributions on equity from Taizhou Suxuantang and its subsidiaries for our cash requirements, including for services of any debt we may incur. Taizhou Suxuantang and its subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit Taizhou Suxuantang and its subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, each of Taizhou Suxuantang and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of Taizhou Suxuantang and its subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

To address the constant capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange (“SAFE”), have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review (the “SAFE Circular 3”), issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and Taizhou Suxuantang and its subsidiaries’ dividends and other distributions may subject to tightened scrutiny in the future. Any limitation on the ability of Taizhou Suxuantang and its subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise (i) directly holds at least 25% of the PRC enterprise; (ii) is a tax resident in Hong Kong; and (iii) could be recognized as a beneficial owner of the dividend from PRC tax perspective. Under administrative guidance, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and with confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our wholly owned subsidiary which incorporated in Hong Kong, China SXT Group Limited (“SXT HK”), may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under Guoshuihan [2009] 81 and other relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% will apply to dividends received by SXT HK from Taizhou Suxuantang and its subsidiaries. This withholding tax will reduce the amount of dividends we may receive from Taizhou Suxuantang and its subsidiaries.

Through our subsidiaries and Taizhou Suxuantang, we are an innovative pharmaceutical company based in China that focuses on the research, development, manufacture, marketing and sales of Traditional Chinese Medicine Pieces (“TCMP”). TCMP is a type of TCM products that has been widely accepted by Chinese people for thousands of years. Throughout the decades of years, TCMP products’ origin, identification, prepared process, quality standard, indication, dosage and administration, precautions, and storage have been well documented, listed and specified in “China Pharmacopoeia”, a state-governmental issued guidance on manufacturing TCMP. In recent years, TCMP industry enjoyed more rapid growth than any other segments of the pharmaceutical industry primarily due to the favorable government policies for the TCMP industry. Because of the favorable government policies, TCMP products do not have to go through rigorous clinical trials before commercialization. We currently sell three types of TCMP products: Advanced TCMP, Fine TCMP and Regular TCMP. Although all of our TCMP products are generic TCMP drugs and we did not change the medical effects of these products in any significant way, these products are innovative in terms of their unconventional administration. The complexity of the manufacturing process is what differentiates these types of products. Advanced TCMP typically has the highest quality because it requires specialized equipment and procedures to manufacture, and has to go through more manufacturing steps to produce than Fine TCMP and Regular TCMP. Fine TCMP is also manufactured with more refined ingredients than Regular TCMP.

Key Factors Affecting Our Results of Operation

Working capital required to implement our business plan will most likely be provided by funds obtained through offerings of our equity, debt, debt-linked securities, and/or equity-linked securities, and revenues generated by us. No assurance can be given that we will have revenues sufficient to support and sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment. If we do not have sufficient working capital and are unable to generate sufficient revenues or raise additional funds, we may delay the completion of or significantly reduce the scope of our current business plan; delay some of our development and clinical or marketing efforts; postpone the hiring of new personnel; or, under certain dire financial circumstances, substantially curtail or cease our operations.

Our past operating results are not an accurate indication of the lines of business we are principally engaged in currently. Thus, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in evolving markets rather than typical companies of our age. Some of these risks and uncertainties related to our ability to:

●	attract additional customers and increased spending per customer;

●	increase our brand awareness and develop customer loyalty;

●	respond to competitive market conditions;

●	respond to changes in our regulatory environment;

●	manage risks associated with intellectual property rights;

●	maintain effective control of our costs and expenses;

●	raise sufficient capital to sustain and expand our business;

●	attract, retain and motivate qualified personnel; and

●	upgrade our technology to support additional research and development of new products.

Results of Operations for the Six Months Ended September 30, 2025 Compared to September 30, 2024

	For the six months ended September 30,		Change
	2025 (Unaudited)	2024 (Unaudited)	Amount	%

Revenues	$626,570	829,490	$(202,920)	(24)%
Revenues generated from third parties	626,528	825,331	(198,803)	(24)%
Revenue generated from related parties	42	4,159	(4,117)	(99)%
Cost of revenues	(524,848)	(694,736)	(169,888)	(24)%
Gross profit	101,722	134,754	(33,032)	(25)%

Selling expenses	(38,623)	(50,623)	(12,000)	(24)%
General and administrative expenses	(6,402,024)	(722,398)	5,679,626	786%
Total operating expenses	(6,440,647)	(773,021)	5,667,626	733%

Loss from operations	(6,338,925)	(638,267)	5,770,658	893%

Interest expenses, net	(31,325)	(182,472)	(151,147)	(83)%
Other income (expenses), net	1,447	18,171	(16,724)	(92)%
Total other expenses, net	(29,878)	(164,301)	134,423	(82)%

Loss before income taxes expense	(6,368,803)	(802,568)	5,566,235	(694)%
Provision for income taxes	-	-		-%

Net Loss	$(6,368,803)	(802,568)	$5,566,235	(694)%

Revenues

We generated revenues primarily from the manufacture and sales of two types of TCMP products: Advanced TCMP products and Regular TCMP products. As compared with the six months ended September 30, 2024, our total revenues decreased by $202,920, or 24% for the six months ended September 30, 2025. The decrease was primarily due to the decrease in the sales of Advanced TCMP products, offset by the increase in sales of Regular TCMP products and other products.

The following table sets forth the breakdown of revenues by categories for the six months ended September 30, 2025 and 2024 presented:

	For the six months ended September 30,		Change
	2025	2024	Amount	%

Advanced TCMP	$91,466	120,086	$(28,620)	(24)%

Regular TCMP	533,558	680,105	(146,547)	(22)%

Others	1,546	29,299	(27,753)	(95)%

Total revenues	$626,570	$829,490	$(202,920)	(24)%

Advanced TCMP

Advanced TCMP products are comprised of nine Directly Oral TCMP products (the “Directly-Oral-TCMP”) and nine After-soaking-oral TCMP products (the “After-Soaking-Oral-TCMP”). Both Directly Oral TCMP and After-soaking-oral TCMP are new types of advanced TCMP.

Revenue from advanced TCMP accounted for 15% and 14% of revenue recognized during the six months ended September 30, 2025 and 2024, respectively. As compared with the six months ended September 30, 2024, our revenue generated from advanced TCMP decreased by $28,620, or 24%, to $91,466 for the six months ended September 30, 2025 from $120,086 for the six months ended September 30, 2024. The decrease was mainly due to the decreased market demand for our Advance TCMP for the six months ended September 30, 2025.

Regular TCMP

We currently manufacture 235 regular TCMP products listed on China Pharmacopoeia (version 2020) Part I for hospitals and drug store in treatment of various diseases or serving as dietary supplements.

Revenue from regular TCMP accounted for 85% and 82% of revenue recognized during the six months ended September 30, 2025 and 2024, respectively. Revenue from regular TCMP products decreased by $146,547, or 22%, to $533,558 for the six months ended September 30, 2025 from $680,105 for the six months ended September 30, 2024. The decrease in revenue from Regular TCMP products is due to the decreased market demand for our Regular TCMP for the six months ended September 30, 2025.

Other products

During the six months ended September 30, 2025 and 2024, we generated revenue from sales of other products of $1,546 and $29,299, which represented 0% and 4% of our total revenue, respectively. For the six months ended September 30, 2025, and 2024 the Company generated of $1,546 and $29,299 from sales of raw medicinal materials.

Gross Profit

Cost of revenues primarily include cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Total cost of revenue decreased by $169,888, or 24%, to $524,848 for the six months ended September 30, 2025 from $694,736 for the six months ended September 30, 2024. Gross profit decreased by $33,032, or 25%, to $101,722for the six months ended September 30, 2025 from $134,754 for the six months ended September 30, 2024. Gross margin was 16.2% for the six months ended September 30, 2025, equal to 16.2% for the six months ended September 30, 2024.

Operating loss

Selling expenses primarily consisted of sales staff payroll and welfare expenses, travelling expenses, advertisement expenses, distribution expenses. Selling expenses decreased from $50,623 for the six months ended September 30, 2024 to $38,623 for the six months ended September 30, 2025, representing a decrease of $12,000, or 24%. The decrease was mainly due to the decrease in our sales volume and our efforts in cost control.

General and administrative expenses primarily consisted of staff payroll and welfare expenses, research and development expenses, professional consulting expenses, bad debt expenses, entertainment expenses, travelling expenses, depreciation and amortization expenses for administrative purposes, and office supply expenses. General and administrative expenses increased from $722,398 for the six months ended September 30, 2024 to $6,402,024 for the six months ended September 30, 2025, representing an increase of $5,679,626, or 786%. The increase in general and administrative expenses was mainly attributable to employee incentive of $5,674,664 incurred in the six months ended September 30, 2025.

Operating loss increased $5,770,658, or 893%, from $638,267 for the six months ended September 30, 2024 to $6,338,925 for the six months ended September 30, 2025.

Other expenses, net

Interest expenses for the six months ended September 30, 2025 mainly consisted of accretion of finance cost and interest expenses from our borrowings from banks and various individuals. For the six months ended September 30, 2025, we recorded interest expenses of $31,325 for the other borrowings from banks and individuals. For the six months ended September 30, 2024 we recorded amortization of issuance cost and debt discount of $88,451 and interest expenses of $71,399 for the Convertible Notes.

Income tax expense

Income tax expense represented current and deferred income tax expenses derived from income before taxes generated by Suxuantang, the variable interest entity of the Company. Income tax benefit expense for the six months ended September 30, 2025 and 2024 were $Nil and $Nil.

Net loss

As a result of the foregoing, net loss for the six months ended September 30, 2025 was $6,368,803, representing a decrease in net loss of $5,566,235 or 694%, from $802,568 for the six months ended September 30, 2024.

Liquidity and Capital Resources

Consolidation

We conduct all of our business in China via Taizhou Suxuantang and its subsidiaries, due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of our revenues, costs and net income in China are directly or indirectly generated through Taizhou Suxuantang and its subsidiaries. The VIE agreements allow the transfer of economic benefits from Taizhou Suxuantang to us and to direct the activities of Taizhou Suxuantang.

Total assets and liabilities presented on our consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of Taizhou Suxuantang and its subsidiaries. We have not provided any financial support to Taizhou Suxuantang and its subsidiaries for the six months ended September 30, 2025 and for the years ended at March 31, 2025 and 2024.

As of September 30, 2025, our variable interest entities accounted for an aggregate of 97% and 73% of our total assets and total liabilities, respectively. As of March 31, 2025, our variable interest entities accounted for an aggregate of 98% and 75% of our total assets and total liabilities, respectively. As of September 30, 2025 and March 31, 2025, $21,166,494 and $18,099,109 of cash and cash equivalents , respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents the VIE subsidiary taken as a whole, which were included in the Company’s condensed consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated:

	September 30, 2025	March 31, 2025

Current assets	$26,042,394	$21,296,491
Non-current assets	310,889	367,017
Total assets	$26,353,283	$21,663,508
Total liabilities	6,119,749	6,223,746
Total shareholders’ equity	$20,233,534	$15,439,762

	For the six months ended September 30,
	2025	2024

Revenue	$626,570	$829,490
Net loss	$(6,368,803)	$(440,091)

To date, we have financed our operations primarily through shareholder capital contributions, shareholder loans, convertible notes, and cash flow from operations. As a result of our total activities, we had cash and cash equivalents of $21,166,494 and $18,099,109 as of September 30, 2025 and March 31, 2025, respectively. We primarily hold our excess unrestricted cash in short-term interest-bearing bank accounts at financial institutions. With the current cash and cash equivalents and anticipated financing from our related parties and equity plans in the next six months, we believe that our cash position is sufficient to meet our liquidity needs for at least the next 12 months.

	For the six months ended September 30,
	2025	2024

Net cash used in operating activities	(1,752,566)	(1,357,179)

Net cash (used in) / provided by investing activities	(924,559)	40,544

Net cash provided by (used in) financing activities	5,371,088	7,237,175

Effect of exchange rate changes on cash and cash equivalents	374,100	515,029

Net increase (decrease) in cash and cash equivalents	3,068,063	6,435,569

Cash Flow in Operating Activities

For the six months ended September 30, 2025, net cash used in operating activities was $1,752,566, as compared to net cash used in operating activities of $1,357,179 for the six months ended September 30, 2024, representing an increase of $395,387. The increase in net cash used in operating activities primarily resulted from the change of following accounts:

a)	Change in accounts payable was $645,528,net cash outflow for the six months ended September 30, 2025. For the six months ended September 30, 2024, change in accounts payable was $329,777 net cash inflow.

b)	Change in advance to suppliers was $775,460 net cash outflow for the six months ended September 30, 2025. For the six months ended September 30, 2024, change in advance to suppliers was $705,831 net cash outflow.

And offset by the change of following accounts:

a)	Change in accounts receivable was $100,200,net cash inflow for the six months ended September 30,2025. For the six months ended September 30, 2024, change in accounts receivable was $303,261 net cash outflow.

b)	Change in accrued expenses and other current liabilities was $275,004,net cash inflow for the six months ended September 30, 2025. For the six months ended September 30, 2024, change in accrued expenses and other current liabilities was $129,945 net cash inflow.

c)	Change in inventory was $114,680,net cash inflow for the six months ended September 30, 2025. For the six months ended September 30, 2024, change in inventory was $48,150 net cash outflow.

Cash Flow in Investing Activities

For the six months ended September 30, 2025, the Company had a net cash outflow from investing activities of $924,559, which represented working capital loans granted to related parties with a term of three months.

We had net cash provided by investing activities of $40,544 for the six months ended September 30, 2024, which primarily consisted of cash received from disposal of property, plant and equipment.

Cash Flow in Financing Activities

For the six months ended September 30, 2025, the net cash provided by financing activities was $5,371,088, which was primarily attributable to shares purchase agreements of $5,179,381, offset by payment of the related parties of $115,316.

For the six months ended September 30, 2024, the net cash provided by financing activities was $7,237,175, which was primarily attributable to proceeds from related parties of $6,212,345, proceeds from short-term borrowings of $373,099, and net proceeds from issuance of Convertible Notes of $730,000, offset by payment of the bank borrowings of $78,269.

2025 Securities Purchase Agreements

On May 5, 2025, the Company entered into a Securities Purchase Agreement with an investor, pursuant to which the Company agreed to sell and issue 200,000 ordinary shares, with no par value, at a purchase price of $0.50 per share. The offering closed on May 8, 2025, with aggregate gross proceeds of approximately $100,000 before deducting offering expenses.

On May 16, 2025, the Company adopted a corporate resolution to issue 10,000,000 ordinary shares to 16 non-U.S. investors at a per share price of $0.51. The shares are classified as “Free Trading” and were issued pursuant to the Company’s effective Form F-3 registration statement (File No. 333-282776). The issuance was authorized by the Company’s Co-Chief Executive Officer and recorded in the Company’s stock transfer books by Transhare Corporation, the stock transfer agent.

2025 Equity Incentive Plan (Restricted Share Units Grants)

In April 2025, the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”). The 2025 Plan provides for the granting of restricted share units (“RSUs”), incentive share options, restricted shares and other share-based awards to employees, consultants and advisors of the Company. The Company’s board of directors approved the 2025 Plan and the grant of RSUs thereunder by unanimous written consent dated April 1, 2025.Pursuant to the 2025 Plan, the Company granted an aggregate of 2,064,490 RSUs to three employees/consultants on April 1, 2025.

During the period from May 30 to June 2, 2025, certain investors exercised warrants to purchase 100,000,000 ordinary shares of the Company pursuant to the alternate cashless exercise provision set forth in the warrant terms. Pursuant to such provision, the investors received 90,000,000 ordinary shares in lieu of paying the exercise price in cash.

On June 5, 2025, the Company adopted a corporate resolution to authorize the issuance of these 90,000,000 shares, which are classified as “Free Trading”. The warrants were originally issued pursuant to a prospectus supplement under the Company’s effective Form F-3 registration statement (File No. 333-282776), and the shares issued upon cashless exercise are exempt from additional registration under the Securities Act of 1933.

The Convertible Notes

The Convertible Note 2024-1

On March 27, 2024, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued the investor an unsecured promissory note on March 27, 2024 in the original principal amount of $531,667 (the “Convertible Note 2024-1”), convertible into ordinary shares, $2 par value per share, of the Company for $500,000 in gross proceeds. The Company anticipates to use the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2024-1:

●	Interest accrues on the outstanding balance of the Note at 6% per annum from the purchase price date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

●	Upon the occurrence of a trigger event, the investor may increase the outstanding balance payable under the Note by 15% or 5%, depending on the nature of such event. If the Company fails to cure the trigger event within the required five trading days, the trigger event will automatically become an event of default and interest will accrue at the lesser of 15% per annum or the maximum rate permitted by applicable law.

●	Subject to adjustment as set forth in this Note, the price at which the lender has the right to convert all or any portion of the outstanding balance into ordinary shares is the lower of (i) $3 per share; and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered.

In accounting for the issuance of the Convertible Note 2024-1 under ASU 2020-06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. Debt issuance costs related to the Convertible Note 2024-1 comprised of commissions paid to third party placement agents, lawyers, and warrants value of $51,667. Issuance costs attributable to the liability component will be amortized to interest expense using the effective interest method over the contractual term. The effective interest rate for the Convertible Note 2024-1 is 17.61%.

For the year ended March 31, 2025, the Company issued 1,509,385 ordinary shares with a fair value of $552,568 for principal and interest partial settlement of the Convertible Note 2024-1.

The Convertible Note 2024-1 was fully repaid on December 24, 2024.

The Convertible Note 2024-2

On May 9, 2024, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued the investor an unsecured promissory note on May 9, 2024 in the original principal amount of $797,500 (the “Convertible Note 2024-2”), convertible into ordinary shares, $2 par value per share, of the Company for $750,000 in gross proceeds. The Company anticipates to use the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2024-2:

●	Interest accrues on the outstanding balance of the Note at 6% per annum from the purchase price date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

●	Upon the occurrence of a trigger event, the investor may increase the outstanding balance payable under the Note by 15% or 5%, depending on the nature of such event. If the Company fails to cure the trigger event within the required five trading days, the trigger event will automatically become an event of default and interest will accrue at the lesser of 15% per annum or the maximum rate permitted by applicable law.

●	Subject to adjustment as set forth in this Note, the price at which the lender has the right to convert all or any portion of the outstanding balance into ordinary shares is the lower of (i) $3 per share; and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered.

In accounting for the issuance of the Convertible Note 2024-2 under ASU 2020-06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. Debt issuance costs related to the Convertible Note 2024-2 comprised of commissions paid to third party placement agents, lawyers, and warrants value of $67,500. Issuance costs attributable to the liability component will be amortized to interest expense using the effective interest method over the contractual term. The effective interest rate for the Convertible Note 2024-2 is 16.00%.

For the year ended March 31, 2025, the Company issued 368,514 ordinary shares with a fair value of $100,000 for principal and interest partial settlement of the Convertible Note 2024-2.

The Company paid off the remaining balance of the Convertible Note 2024-2 fully in cash on January 17, 2025.

Off-Balance Sheet Arrangements

Guarantees for Taizhou Jiutian Pharmaceutical Co. Ltd.

On April 12, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $387,796 (equivalent of RMB 2,800,000) for three-year period, which expires on April 11, 2024. On April 23, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $304,696 (equivalent of RMB 2,200,000) for three-year period, which expires on April 22, 2027. Taizhou Suxuantang is obliged to pay on behalf of the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

Terminated Guarantee Agreement for Jianping Zhou

On October 28, 2013, Taizhou Suxuantang entered into a financial guarantee agreement with Fenlan Xu, guaranteeing repayment of an $803,291 (RMB 5,800,000) loan to Jianping Zhou (no stated maturity date, the “2013 Guarantee Agreement”)

Material Update: Termination of the 2013 Guarantee Agreement

The 2013 Guarantee Agreement was terminated in September 2025. Prior to termination, the death of Jianping Zhou (subsequent to the prior fiscal year-end) had triggered Taizhou Suxuantang’s potential repayment obligation under the agreement. However, concurrent with the termination, Taizhou Jiutian Pharmaceutical Co. Ltd. executed an assumption agreement with Taizhou Suxuantang, under which it assumed all repayment liabilities related to the loan (including principal, interest accrued from January 1, 2021, penalties and other expenses)

This assumption agreement fully released Taizhou Suxuantang from all future obligations under the 2013 Guarantee Agreement. As of September 30, 2025, the Company has no remaining contingent liabilities or exposure related to this arrangement. The Company did not charge any financial guarantee fees in connection with the 2013 Guarantee Agreement.

The Company had the following operating lease commitment as of September 30, 2025:

Office Rental	For the year ended September 30,
2026	$70,291
2027	70,291
2028	17,573
Total	$158,155

Except for the guarantee and commitment listed above, the Company does not have any other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Inflation

We do not believe our business and operations have been materially affected by inflation.

Related Parties and Material Related Party Transactions

Please refer to Note 16 of our Condensed Consolidated Financial Statements included in this Form 6-K for details of related parties and material related party transactions.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and contingencies at the date of the condensed consolidated financial statements as well as the reported amounts of expenses during the reporting period. As a result, management is required to routinely make judgments and estimates about the effects of matters that are inherently uncertain. Actual results may differ from these estimates under different conditions or assumptions. Management determined there were no critical accounting policies or accounting estimates.